19
3/4/12

12010365

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT FORM X-17A-5

| SEC FILE NUMBER |
|---|
| 8- 68337 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2012
11 REGISTRATIONS BRANCH

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xpert Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 South Grant Street, Suite 400
(No. and Street)

San Mateo (City) CA (State) 94402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B. Mahon (650) 212-1802
(Area Code - Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SingerLewak LLP
(Name - if individual, state last, first, middle name)

100 West San Fernando St. Suite 365 (Address) San Jose (City) CA (State) 95113 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, William B. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Xpert Securities, Inc.**, as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Compliance Officer and FINOP
Title

State of California, County of San Mateo
Subscribed and sworn to before me
On 24th day of February, 2012
By William B. Mahon
Proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Public
Notary Public

ALBERT SIU TOUNG
COMM. # 1923121
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Jan. 24, 2015

This report ** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
X (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on Internal Control

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

# XPERT SECURITIES, INC.
## (A DEVELOPMENT STAGE COMPANY)

**FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2011 (AUDITED)**
**AND FOR THE PERIOD FROM MARCH 19, 2009 (DATE OF INCEPTION)**
**THROUGH DECEMBER 31, 2011 (UNAUDITED)**

**XPERT SECURITIES, INC.**
**(A DEVELOPMENT STAGE COMPANY)**
**TABLE OF CONTENTS**
**December 31, 2011**

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS SINCE 1959

## INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Xpert Securities, Inc. (A Development Stage Company)
San Mateo, California

We have audited the accompanying statement of financial condition of Xpert Securities, Inc. (A Development Stage Company) (the "Company") as of December 31, 2011, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying statements of operations, changes in stockholder's equity, and cash flows for the period from March 19, 2009 (date of inception) through December 31, 2011 have been compiled by us, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting information that is the representation of the Company's management in the form of financial statements. We have not audited or reviewed those financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

*SingerLewak LLP*

SingerLewak LLP

San Jose, California
February 24, 2012

100 W San Fernando St., Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

## XPERT SECURITIES, INC.
## (A DEVELOPMENT STAGE COMPANY)
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2011**

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 116,604 |
| Accounts receivable | | 111,914 |
| Prepaid expenses | | 30,156 |
| Property and equipment, net | | 27,225 |
| Other assets | | 10,839 |
| **Total assets** | **$** | **296,738** |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Accounts payable | $ | 38,693 |
| Accrued expenses | | 3,423 |
| **Total liabilities** | | 42,116 |
| **Stockholder's equity** | | |
| Common stock, $.01 par value; 100 shares authorized, issued, and outstanding | | 1 |
| Paid-in capital | | 1,910,200 |
| Deficit accumulated during the development stage | | (1,655,579) |
| Total stockholder's equity | | 254,622 |
| **Total liabilities and stockholder's equity** | **$** | **296,738** |

The accompanying notes are an integral part of these financial statements.

# XPERT SECURITIES, INC.
# (A DEVELOPMENT STAGE COMPANY)
## STATEMENTS OF OPERATIONS
**For the Year Ended December 31, 2011 (Audited)**
**And for the Period From March 19, 2009 (Date of Inception) Through December 31, 2011 (Unaudited)**

| | For the Year Ended December 31, 2011 (Audited) | Period from March 19, 2009 (Date of Inception) to December 31, 2011 (Unaudited) |
|---|---|---|
| **Revenues** | | |
| Fee-based commisions | $ 20,000 | $ 20,000 |
| Interest income | - | 76 |
| Total revenue | 20,000 | 20,076 |
| **Expenses** | | |
| Computer related | 29,551 | 40,284 |
| Depreciation | 29,212 | 60,198 |
| Development software and consulting | 28,950 | 41,224 |
| Marketing | 25,000 | 25,000 |
| Miscellaneous | 71,352 | 80,964 |
| Office | 15,242 | 66,953 |
| Professional fees | 126,073 | 604,075 |
| Regulatory expenses | 40,407 | 40,407 |
| Rent | 10,444 | 41,962 |
| Salaries and related expenses | 430,053 | 647,793 |
| Utilities | 10,107 | 25,870 |
| Total expenses | 816,391 | 1,674,730 |
| **Loss before provision for (benefit from) income taxes** | (796,391) | (1,654,654) |
| **Provision for (benefit from) income taxes** | (4,700) | 925 |
| **Net loss** | $ (791,691) | $ (1,655,579) |

The accompanying notes are an integral part of these financial statements.

**XPERT SECURITIES, INC.**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENTS OF STOCKHOLDER'S EQUITY**
**For the Year Ended December 31, 2011 (Audited)**
**And for the Period From March 19, 2009 (Date of Inception) Through December 31, 2011 (Unaudited)**

| | Shares | Common Stock | Paid-In Capital | Deficit Accumulated During the Development Stage | Total Stockholder's Equity |
|---|---|---|---|---|---|
| **Balance, March 19, 2009 (Date of Inception) (Unaudited)** | - | $ - | $ - | $ - | $ - |
| Issuance of common stock for cash | 100 | 1 | 200,000 | - | 200,001 |
| Contributions of paid-in capital | - | - | 1,710,200 | - | 1,710,200 |
| Net loss | - | - | - | (1,655,579) | (1,655,579) |
| **Balance, December 31, 2011** | **100** | **$ 1** | **$ 1,910,200** | **$ (1,655,579)** | **$ 254,622** |
| | | | | | |
| **Balance, December 31, 2010 (Audited)** | 100 | $ 1 | $ 1,260,200 | $ (863,888) | $ 396,313 |
| Contributions of paid-in capital | - | - | 650,000 | - | 650,000 |
| Net loss | - | - | - | (791,691) | (791,691) |
| **Balance, December 31, 2011** | **100** | **$ 1** | **$ 1,910,200** | **$ (1,655,579)** | **$ 254,622** |

The accompanying notes are an integral part of these financial statements.

**XPERT SECURITIES, INC.**
**(A DEVELOPMENT STAGE COMPANY)**
**STATEMENTS OF CASH FLOWS**
**For the Year Ended December 31, 2011 (Audited)**
**And for the Period From March 19, 2009 (Date of Inception) Through December 31, 2011 (Unaudited)**

| | For the Year Ended December 31, 2011 (Audited) | Period from March 19, 2009 (Date of Inception) to December 31, 2011 (Unaudited) |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ (791,691) | $ (1,655,579) |
| Adjustments to reconcile net loss to net cash flows used in operating activities: | | |
| Depreciation | 29,212 | 60,198 |
| Deferred income taxes | (4,700) | - |
| Changes in operating assets and liabilities: | | |
| Accounts receivable | (111,914) | (111,914) |
| Prepaid expenses | (24,421) | (30,156) |
| Other assets | (7,278) | (10,839) |
| Accounts payable and accrued expenses | (48,974) | 92,116 |
| Net cash flows used in operating activities | (959,766) | (1,656,174) |
| **Cash flows from investing activities** | | |
| Purchases of property and equipment | - | (87,423) |
| Net cash flows used in investing activities | - | (87,423) |
| **Cash flows from financing activities** | | |
| Common stock issuance | - | 1 |
| Paid-in capital contributions | 600,000 | 1,860,200 |
| Net cash flows from financing activities | 600,000 | 1,860,201 |
| **Net change in cash and cash equivalents** | (359,766) | 116,604 |
| **Cash and cash equivalents at beginning of period** | 476,370 | - |
| **Cash and cash equivalents at end of period** | $ **116,604** | $ **116,604** |
| **Supplemental disclosure of cash flows information:** | | |
| **Cash paid for** | | |
| Interest | $ - | $ - |
| Income taxes | $ - | $ **925** |

**Non-cash financing activities**

During the year, the Parent elected to convert the Company's intercompany payable balance to contributed capital, in the amount of $50,000, through a debt-to-equity conversion agreement. (See Note 9)

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Xpert Securities, Inc. (A Development Stage Company) (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of Xpert Financial, Inc. (the "Parent").

The Company was incorporated in the state of Delaware on March 19, 2009, and intends to be an online trading platform that will support two types of transactions: (i) allow companies to raise capital pursuant to Rule 506 of Regulation D, and (ii) allow for the secondary sale of private company equity securities to qualified institutional buyers pursuant to Rule 144A.

## NOTE 2 – MANAGEMENT'S OPERATIONAL PLANS

The Company has incurred operating losses since its inception. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern. Management of the Company intends to generate additional capital and revenue by assuming the following initiatives:

- The Company has received paid in capital from the Parent in the amount of $1,910,200 since inception on March 19, 2009, and the Parent will continue to make capital contributions to the Company as needed in order to keep the Company operating. The Parent received an additional $4,040,000 in convertible debt financing in 2011, and is seeking longer-term funding in Q1 2012. The Parent is currently in talks with a significant number of institutional investors to provide such financing. Interested investors include high-profile bulge bracket investment banks. In addition, the Parent is in later-stage negotiations with NASDAQ. The Parent has a long-standing history of receiving additional investments from its existing investor base and Board of Directors in order to continue funding the business, and expects they will continue to make these contributions until a large institutional round is completed.

- On September 20, 2010, the Company was approved by FINRA as a broker dealer. On November 3, 2010, the Company filed its notice of the intent to operate an alternative trading system (ATS). The Company currently has insignificant revenue, but is anticipating consummating transactions on the ATS in 2012, with revenue generated from these transactions.

- The Company developed a robust pipeline of new engagements with issuers in 2011 and 2012, all of which could yield new revenue in 2012, in total ranging from $2,700,000 to $3,175,000.

- The Company entered into two Revenue Sharing Agreements with other broker-dealers, and reasonably anticipates recognizing revenue from those arrangements in 2012 and beyond.

## NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
The Company's revenue is generated from concessions and commissions related to raising capital for private companies. Revenue is recognized when such transactions are closed, and the funding is completed.

Use of Estimates
The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The carrying amounts of cash and payables approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Cash and cash equivalents
For purposes of the statements of cash flows, the Company considers all cash and short-term investments with maturities within three months to be cash equivalents.

Property and Equipment
The Company's property and equipment are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $2,000 or more are capitalized. Depreciation is calculated using straight-line methods over the following estimated useful lives:

| | |
|---|---|
| Computer equipment | 36 months |

Income Taxes
The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

**NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Income Taxes (continued)
The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company will recognize the impact of tax positions in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

The Company recognizes potential accrued interest and penalties related to uncertain tax positions in income tax expense. During the year ended December 31, 2011, the Company did not recognize any amount in potential interest and penalties associated with uncertain tax positions.

Major Customer
The Company incurred one revenue transaction during the year ended December 31, 2011, earning a commission fee in the amount of $20,000 related to raising $1,000,000 of capital by one customer.

Concentrations of Credit Risk
The Company maintains its cash balances in one bank. The bank balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. At times, the bank cash balances are in excess of the insured limit. The Company does not believe that its credit risk is significant.

Recently Adopted Accounting Pronouncement
In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Fair Value Measurements and Disclosures (Topic 820)" ("ASU 2010-06"). This guidance amends the disclosure requirements related to recurring and nonrecurring fair value measurements and requires new disclosures on the transfers of assets and liabilities between Level 1 and Level 2 of the fair value measurement hierarchy, including the reasons and the timing of the transfers. Additionally, the guidance requires a roll forward of activities on purchases, sales, issuance and settlements of the assets and liabilities measured using Level 3 measurements. The guidance is effective for the reporting period beginning April 1, 2010. The Company did not have any transfers of assets or liabilities between Level 1 and Level 2 of the fair value measurement hierarchy.

**NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Recently Issued Accounting Pronouncement
In May 2011, the FASB issued ASU No. 2011-04, *Fair Value Measurement* (Topic 820): Amendments to Achieve Common *Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. ASU No. 2011-04 updates accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Company's financial statements.

**NOTE 4 – CASH CLEARING DEPOSIT ACCOUNT**

The Company had a $25,000 clearing fund deposit with The Legent Clearing, LLC. Upon entering into the agreement, $25,000 of the $50,000 was provided to Legent Clearing, LLC. As part of the agreement, Xpert Securities, Inc. was to deposit the remaining $25,000 upon the one year anniversary of FINRA approval, which was September 20, 2011.

However, on November 2, 2011, the Company terminated the agreement with Legent Clearing, LLC, and entered into an agreement with The Bank of New York Mellon, an escrow agent, which does not require a clearing deposit. Additionally, the Company is seeking a full refund of the $25,000 deposit. This is discussed more fully in Note 7.

**NOTE 5 – NET CAPITAL REQUIREMENTS**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $5,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2011, the Company has net capital of $74,488, which was $69,488 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.57 to 1.

## NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | | |
|---|---|---|
| Computer equipment | $ | 87,423 |
| Less accumulated depreciation | | (60,198) |
| **Total property and equipment** | **$** | **27,225** |

For the year ended December 31, 2011, depreciation expense was $29,212.

## NOTE 7 – CONTINGENCIES

As discussed in Note 4, the Company terminated its agreement with Legent Clearing, LLC on November 2, 2011. As of the date of this report, the Company is in dispute with Legent Clearing, LLC, and seeking a full return of the $25,000 deposit, which has been reduced to $8,434 as of December 31, 2011, due to subsequent unauthorized charges.

In conjunction with the agreement termination, Legent Clearing, LLC is attempting to assess early termination fees. The Company is vigorously disputing these assessments and any further reduction to its deposit balance.

As set forth in ASC 450-10, it is management's opinion that the Company's exposure to further impairment of its $25,000 deposit, the loss of this deposit in full, and/or the requirement to pay any early termination assessments is remote.

## NOTE 8 – PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the year ended December 31, 2011, and for the period from March 19, 2009 (date of inception) through December 31, 2011:

| | For the Year Ended December 31, 2011 (Audited) | | |
|---|---|---|---|
| | Federal | States | Total |
| Currently payable | $ - | $ - | $ - |
| Deferred benefit | (4,000) | (700) | (4,700) |
| **Total provision for (benefit from) income taxes** | **$ (4,000)** | **$ (700)** | **$ (4,700)** |

## NOTE 8 – PROVISION FOR INCOME TAXES (Continued)

| | From March 19, 2009 to December 31, 2011 (Unaudited) | | |
|---|---|---|---|
| | Federal | States | Total |
| Currently payable | $ - | $ 925 | $ 925 |
| Deferred benefit | - | - | - |
| **Total provision for income taxes** | **$ -** | **$ 925** | **$ 925** |

The income tax expense differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A deferred tax benefit was not recognized for net operating loss carry forwards, state tax credit carry forwards and intangible asset basis differences due to the valuation allowance discussed below.

Deferred tax assets and liabilities consist of the following:

| | |
|---|---|
| Deferred tax assets | |
| Net operating loss carry forwards | $ 579,000 |
| Depreciation and amortization | 128,000 |
| | 707,000 |
| Deferred tax liabilities | |
| State taxes | (51,000) |
| | 656,000 |
| Net deferred tax assets | |
| Valuation allowance | (656,000) |
| **Deferred tax asset** | **$ -** |

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is appropriate in light of the Company's recent operating losses.

## NOTE 8 – PROVISION FOR INCOME TAXES (Continued)

The Company's taxable loss is included in the consolidated tax returns filed with its parent. These tax returns, from 2009 onward, are subject to review and audit by the taxing authorities.

The Company has approximately $1,355,000 in federal and $1,325,000 in states' net operating loss carry forwards available to offset future taxable income. These carry forwards will begin expiring in 2029. California has suspended the use of net operating losses by certain taxpayers for 2010 and 2011.

For tax reporting purposes legal fees incurred to obtain certain intangible assets must be capitalized and amortized over a period of fifteen years. For financial reporting purposes these legal fees are treated as an expense when incurred. As of December 31, 2011 and 2010, the Company has capitalized for tax reporting approximately $339,000 of legal fees incurred to obtain its broker dealer license and ATS designation. Accumulated tax amortization is $28,250 and $5,700 as of December 31, 2011 and 2010, respectively.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

Accounting for uncertainty in income taxes permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as tax expenses. At December 31, 2011 and 2010, the Company had no accrued interest and penalties related to uncertain tax positions.

## NOTE 9 – STOCKHOLDER'S EQUITY

Shares Authorized, Issued and Outstanding
As of December 31, 2011, 100 shares of common stock were authorized, and 100 shares were issued and held by Xpert Financial, Inc.

Paid-In Capital Contributed
During the year ended December 31, 2011, as a result of Contribution Agreements with the Parent, paid-in capital of $600,000 was contributed in cash to the Company. In addition, the Parent elected to convert the Company's intercompany payable balance to contributed capital, in the amount of $50,000 through a debt-to-equity conversion agreement.

## NOTE 10 – RELATED PARTY TRANSACTIONS

As of October 1, 2010, the Company entered into an Administrative Services Agreement (the "Agreement") with its Parent company, Xpert Financial, Inc. The Agreement defines the services and cost allocations of Parent incurred expenses to the Company as below:

| | Allocation | |
|---|---|---|
| **Type of Expense** | **%** | **Amount** |
| Services | 50% | $ 15,000 |
| Rental Expense | 15% | 2,671 |
| General and Administrative | 15% | 390 |

Unpaid cost allocations charged to the Company are included in accounts payable and aggregate $17,466 at December 31, 2011.

## NOTE 11 – SUBSEQUENT EVENTS

Management evaluated all activity through February 24, 2012 (the issue date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS SINCE 1959

**INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION***

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

We have audited the accompanying financial statements of Xpert Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, and have issued our report thereon dated February 24, 2012.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP P

SingerLewak LLP

San Jose, California
February 24, 2012

**XPERT SECURITIES, INC.**

***FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT***

December 31, 2011

**Schedule I**

Please see the attached FOCUS report on the following pages 15 to 18.

# XPERT SECURITIES, INC.
# FOCUS REPORT - PART II A

**This report is being filed pursuant to:**

**1) Rule 17a-5(a)** X

**This report is being filed:**

**2) Quarterly** X

**This FOCUS II is for the period ending in: December**
**Period Beginning:** 1/1/2011
**Period Ending:** 12/31/2011

**Unconsolidated:** X

**Does Respondent carry its own customer accounts?**

**No: X**

**Using the (B) Basic Method** **(B)**

**ASSETS**

| | Allowable | Non-Allowable | Total |
|---|---|---|---|
| 1 Cash | 116,604 | - | 116,604 |
| 2 Rec Fr Brokers & Dealers | | | |
| A Clearance Account | - | - | - |
| B Other | - | - | - |
| 3 Rec fr Non-Customers | - | 111,914 | 111,914 |
| 4 - 9 blank | - | - | - |
| 10 Property | - | 27,225 | 27,225 |
| Depreciation | | | |
| 11 Other Assets | - | 40,995 | 40,995 |
| 12 Total Assets | 116,604 | 180,134 | 296,738 |

**LIABILITIES**

| | A.I. | Non-A.I. | Total |
|---|---|---|---|
| 15 Payable to Non-Customers | - | - | - |
| 17 Accounts pay, accrued Liabilities, expenses & other | 42,116 | - | 42,116 |
| 20 Total Liabilities | 42,116 | 0 | 42,116 |

| EQUITY | |
|---|---|
| 23 Corporation | |
| A. Preferred Stock | |
| B Common Stock | 1 |
| C addit paid-in capital | 1,910,200 |
| D Retained Earnings | (1,655,579) |
| | - |
| E Total | 254,622 |
| **24 Total ownership equity** | **254,622** |
| **25 Total liabilities, and ownership equity** | **296,738** |

| INCOME STATEMENT | |
|---|---|
| **REVENUE** | |
| 1 Commissions | |
| A On listed equity sec executed on an exh | - |
| B On listed option transactions | - |
| C On all other securities | 20,000 |
| D Total securities commissions | 20,000 |
| 5 Revenue from sale of investment company shares | - |
| 7 Fees for acct supervision, investment advisory & admin services | - |
| 8 Other revenue | - |
| **9 Total revenue** | **20,000** |
| **EXPENSES** | |
| 10 Salaries & other employment costs for gen ptners & voting stockholder officers | 398,127 |
| 11 Other employee compensation & benefits | 31,926 |
| 14 Regulatory fees & expenses | 40,407 |
| 15 Other expenses | 345,931 |
| **16 Total expenses** | **816,391** |
| **NET INCOME** | **(796,391)** |
| 17 Income (loss) before Federal Taxes | (796,391) |
| 18 Provision for Fed Inc Taxes | (4,700) |
| 22 Net income/loss after Federal income taxes & extraordinary items | (791,691) |

**MONTHLY INCOME**

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):

| Exemptions Under SEC Rule 15c3-3 | |
|---|---|
| 25 A | |
| B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained: | |
| C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. | x |

| Computation of Net Capital | |
|---|---|
| 1 Total ownership equity (o/e) | 254,622 |
| 2 Deduct ownership equity not allowable for Net Capital | - |
| 3 Total o/e qualified for net capital | **254,622** |
| 5 Total cap & allowable subloans | |
| 6 Deductions &/or charges | |
| A Total non-allowable assets | 180,134 |
| D Other deductions &/or charges | 180,134 |
| 8 Net Capital before haircuts | 74,488 |
| 10 **Net Capital** | **74,488** |
| 11 Minimum net capital required: (based on Aggregate Indebtedness) | 2,808 |
| 12 Minimum Dollar Requirement | 5,000 |
| 13 **Net Cap reqmt (greater of line 11 or 12)** | **5,000** |
| 14 Excess net capital | 69,488 |
| 15 Net cap @ 1000% (net cap - 10% AI) | 70,276 |
| Computation of Aggregate Indebtedness | |
| 16 Total AI liab from Balance Sheet | 42,116 |
| 19 Total Aggregate Indebtedness | 42,116 |
| 20 Ratio of Ai/NC | 0.57 |

| Statement of Changes in Ownership Equity | |
|---|---|
| 1 Balance, beginning of period | 396,313 |
| A Net income (loss) | (791,691) |
| B Additions, incl non-conforming capital of | 650,000 |
| C Deductions, incl non-conforming capital | - |
| 2 Balance, end of period | 254,622 |

**XPERT SECURITIES, INC.**

***COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 and INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3***

December 31, 2011

**Schedule II**

The Company relies on Section K(2)(ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

See Independent Auditor's Report on supplementary information.

**XPERT SECURITIES, INC.**

***RECONCILIATIONS PURSUANT TO RULE 17a-5***

December 31, 2011

**Schedule III**

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on page 18.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS SINCE 1959

## INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Xpert Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the check copies. This procedure was not applicable as no payment was required.
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no difference.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. This procedure was not applicable as the Company was not required to file Form SIPC-7T for the transitional period.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2012

SIPC-7

33 REV 7/10

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31 20 11

Read carefully the instructions in your Working Copy before completing this Form

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068337 FINRA DEC
XPERT SECURITIES INC 11*11
1825 S GRANT ST STE 400
SAN MATEO CA 94402-7039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 50

B. Less payment made with SIPC-6 filed (exclude interest) _____

Date Paid

C. Less prior overpayment applied _____

D. Assessment balance due or (overpayment) _____

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum _____

F. Total assessment balance and interest due (or overpayment carried forward) $_____

G. PAID WITH THIS FORM
Check enclosed, payable to SIPC
Total (must be same as F above) $_____

H. Overpayment carried forward $( _____ )

PAID 1/4/12 check # 1286

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XPERT SECURITIES INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CCO.
(Title)

Dated the 4th day of January, 2012

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2011 and ending 12/31, 2011

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 20,000

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 20,000

2e. General Assessment @ .0025 $ 50

(to page 1, line 2.A.)

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS SINCE 1959

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL**

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

In planning and performing our audit of the financial statements and supplemental schedules of Xpert Securities, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2012